

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3720

April 30, 2009

Mr. Yan Zhuang
Chief Executive Officer
K's Media
8/F GongJieDaSha, Ji 2, GongTi Road East
ChaoYang District, Beijing, China 100027

      Re: K's Media
               Preliminary Information Statement on Schedule 14C
               Filed April 3, 2009
               File No. 0-52760

Dear Mr. Zhuang:

      We have completed our review of your information statement and we have no further comments at this time.

                        Sincerely,

                        /s
                        Larry Spirgel
                        Assistant Director

Cc: Rikard D. Lundberg (via facsimile)